June 13, 2006

VIA EDGAR

Ms. Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:          Organitech USA, Inc.
             Registration Statement on Form SB-2
             Filed December 30, 2003
             Registration No. 333-111605



Dear Ms. Moncada-Terry:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), Organitech USA, Inc., a Delaware corporation (the "Registrant"), hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") to withdraw the above-referenced registration statement, together with all exhibits thereto (the "Registration Statement").

     Pursuant to the Registration Statement, the Registrant registered 5,000,000 shares of its common stock in connection with a term sheet entered into with Dutchess Private Equities Fund L.P., for the provision of an equity line of credit (the "Equity Line") in favor of the Registrant, and an additional 982,819 shares of its common stock to two additional selling stockholders. Since no definitive agreement was ever entered into between the Registrant and Dutchess Private Equities Fund L.P., and the Registrant had no obligation to register the shares of common stock of the remaining selling stockholders, the Registrant determined not to proceed with the registration. The Registration Statement was not declared effective by the Commission and no securities have been sold under the Registration Statement.

     Accordingly, we request an Order granting the withdrawal of the Registration Statement be approved, effective as of the date hereof or at the earliest practical date thereafter.

     Kindly direct any questions you have regarding the Registrant's request to withdraw the Registration Statement to Adrian Daniels of Yigal Arnon & Co., at 011-972-3-608-7864.

                                                   Very truly yours,


                                                   By: /s/ Yaron Shalem
                                                   ----------------------------
                                                   Yaron Shalem
                                                   Chief Financial Officer
                                                   Organitech USA, Inc.